Exhibit 1.01
HANGER, INC.

Conflict Minerals Report
for the Year Ended December 31, 2021

1.                                      Introduction

Hanger, Inc. (“Hanger,” “we,” “our,” or “us”) is a leading national provider of products and services that assist in enhancing or restoring the physical capabilities of patients with disabilities or injuries.  Hanger is steeped in 160 years of clinical excellence and innovation.  We provide orthotic and prosthetic (“O&P”) patient care services, distribute O&P devices and components, and provide therapeutic solutions to patients and businesses in acute, post-acute, and clinic settings.

Certain products that Hanger’s subsidiary Accelerated Care Plus, Inc. contracts to manufacture use materials or components containing tin, tantalum, tungsten, and/or gold (“3TG”) that are necessary to the functionality of those products.  As a result, we are obligated to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), which was promulgated by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).  If a company is subject to the Rule, the company must generally investigate the origin of the 3TG in the products it manufactures or contracts to have manufactured.  If it appears the company’s 3TG may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and is not from scrap or recycled sources, the company must then exercise due diligence over the source and chain of custody of the 3TG and disclose certain information about its due diligence efforts in a separate conflict minerals report.

Due to the depth of our supply chain, Hanger is far removed from the sources of ore from which the 3TG in our products is produced and the smelters and refiners that process those ores.  Our efforts to identify the source of, and conduct due diligence on, the 3TG in our products reflects our circumstances and position in the supply chain.  We believe the amount of information that is available globally on the traceability and sourcing of these ores remains limited at this time.  We also believe this situation is not unique to Hanger.

2.                                      Reasonable Country of Origin Inquiry

Hanger understands there are many layers between itself and a smelter or refiner.  The number of layers depends on the components provided to us by our suppliers. We continue to make efforts to fully understand our supply chain and our relationships to the smelters, refiners, and countries of origin of our 3TG. Therefore, it is inherently difficult to ascertain the ultimate source of 3TG contained in the products we manufacture or contract to manufacture.

We rely on our direct suppliers to provide information on the origin of 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower-tier suppliers. We asked our direct suppliers to provide answers to the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (the “Template”) to reflect Hanger’s position on the supply chain. The Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide.

We reviewed the responses to the questionnaires that we received from our direct suppliers both for completeness and internal consistency of the responses contained in each questionnaire. Where necessary, we required our suppliers to provide corrections and clarifications to correct any internal inconsistencies in the responses contained in their respective questionnaires.

As such, we believe our reasonable country of origin inquiry and process was reasonably designed and performed in good faith, although there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete, or falsified despite our best efforts to validate and confirm the information.

After reviewing the results of our reasonable country of origin inquiry, we determined that almost all of our suppliers do not source 3TG from a Covered Country.  Nevertheless, one of our suppliers provided a response that was inconclusive, such that it is possible one of its suppliers may have sourced 3TG from a Covered Country.  As a result, we have reason to believe that some of the 3TG necessary for the functionality or production of our products may have originated in a Covered Country during calendar year 2021, all within the meaning of the Rule. Therefore, we determined that the Rule required that we exercise due diligence on the source and chain of custody of our 3TG.

3.                                      Due Diligence Principles

Our overall conflict minerals due diligence efforts were guided by the material principles contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, an international standard designed to help companies source 3TG responsibly.

4.                                      Due Diligence Measures Performed by Hanger

Hanger has adopted a conflict minerals policy, which is available on our website at https://investor.hanger.com/governance/sustainability/default.aspx (the “Conflict Minerals Policy”).  Pursuant to the Conflict Minerals Policy, Hanger is committed to (1) supporting the goals and objectives of the Dodd-Frank Act related to the sourcing of 3TG, (2) requiring our suppliers who use 3TG to conduct a reasonable country of origin inquiry, and (3) not knowingly procuring raw materials or components for our products that contain 3TG that is not conflict-free.  In addition, we are committed to conducting additional due diligence on our suppliers in accordance with the Dodd-Frank Act, if necessary.

Consistent with the foregoing principles, we undertook the following due diligence measures with the small number of our suppliers who indicated they may have sourced 3TG from a Covered Country, or whose responses were otherwise inconclusive:

                  Reported to senior management on suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts, where applicable.

                  Communicated the commitments and requirements expected of Hanger suppliers with respect to 3TG, supported by email and phone dialogues.

                  Submitted multiple supplemental requests to Hanger suppliers who indicated they may have sourced 3TG from a Covered Country, or whose responses were otherwise inconclusive.

                  Reviewed publicly available information and made inquiries with our known indirect suppliers to determine the overall level of conflict minerals due diligence in our supply chain.

                  Encouraged suppliers who indicated they may have sourced 3TG from a Covered Country, or whose responses were otherwise inconclusive, to undertake improvements to their own due diligence measures and/or consider sourcing from outside the Covered Countries.

                  Began investigating alternative sourcing options for the limited number of our direct suppliers who provided limited or inconclusive responses to our due diligence inquiries.

5.                                      Due Diligence Results

Our due diligence results are inherently limited.  As a downstream company that contracts with third parties to manufacture products containing 3TG, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the 3TG in our products.  Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary 3TG.  We also rely, to a large extent, on information collected and provided by independent third party audit programs, such as the Conflict-Free Sourcing Initiative.  Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

For the one direct supplier that provided an inconclusive response such that it is possible it may have sourced 3TG from a Covered Country, our due diligence efforts yielded mixed results, and the supplier continued to provide incomplete information.  Therefore, overall, sourcing information about our products in their entirety is not yet available.

Nevertheless, based on the information provided to us, we did not find evidence to suggest that any of the 3TG in our supply chain funded or benefited armed groups in the Covered Countries.  Furthermore, after reviewing publicly available information and responses to the due diligence inquiries we made with known indirect suppliers, it appears that our direct suppliers are sourcing from companies that have conflict minerals due diligence programs in place.  In support of our Conflict Minerals Policy, however, we will continue to monitor our direct suppliers’ due diligence efforts in the future.

6.                                      Process Considerations

We will continue to communicate our expectations regarding compliance with our Conflict Minerals Policy to our direct suppliers. We will continue to make inquiries to our direct suppliers and provide guidance to them regarding our Conflict Minerals Policy when appropriate. We will also continue to undertake additional fact and risk assessments where necessary, and monitor changes in supplier circumstances that may impact their compliance with our Conflict Minerals Policy, which in turn may impact our continued engagement of and relationship with certain suppliers. As part of our risk mitigation efforts, we expect our suppliers who do not currently comply with our Conflict Minerals Policy—particularly those using smelters or refiners that are not verified as conflict free and who have not begun the audit process—to demonstrate progress toward a conflict-free supply chain. If we become aware of suppliers whose sourcing of 3TG or ability to comply with our Conflict Minerals Policy does not improve, we may suspend orders or terminate the business relationship with those suppliers. We expect our suppliers to take similar measures with their suppliers to ensure alignment with our sourcing philosophy throughout the supply chain.